Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

DAVID SELIGMAN, CFO OF NUR MACROPRINTERS, ANNOUNCES HIS RESIGNATION

        LOD, Israel, September 15, 2005- NUR Macroprinters Ltd. (NURM.PK) announced that David Seligman has resigned from his position as Chief Financial Officer to pursue personal interests. The resignation will be effective October 14, 2005. The Company has hired a new Chief Financial Officer, who is expected to start on November 15, 2005, at which point the appointment will be formally announced. David Amir, President and CEO of NUR will serve as Acting CFO from October 15, 2005 until November 14, 2005.

        David Seligman, said, “I’ve been with NUR for two years and I have very much enjoyed working with a company which has such potential. Over the past few months, together with the rest of management, I have worked very hard to improve the financial stability of the company to ensure long term growth. I believe that at this point, with the signing of the agreements regarding a new investment and restructuring of NUR’s bank debt, NUR is back on the right track to success and it is time for me to move on.”

        David Amir, CEO of NUR Macroprinters said, “David has been an invaluable asset to our company over the particularly difficult recent period. We wish David the best of luck in his future endeavors and thank him for the very valuable work he has done for the company.”

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to secure the approval of our shareholders of the Fortissimo investment and/or the agreement with our lender banks, our inability to conclude the Fortissimo investment and the transactions contemplated by our agreement with our lender banks or our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	NUR Macroprinters
David Seligman - Chief Financial Officer
Tel.+972 (54) 772-6559
Email: cfo@nur.com